Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, CA 94105
Telephone  (415) 856-7000
Facsimile  (415) 856-7100
Internet  www.paulhastings.com

March 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:              Hotchkis and Wiley Funds (File Nos. 333-68740, 811-10487)

Ladies and Gentlemen:

Pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), please accept for filing Post-Effective Amendment No. 16 to the Registration Statement of Hotchkis and Wiley Funds (the “Trust”) on Form N-1A under the 1933 Act (Amendment No. 17 under the 1940 Act) (the “Amendment”).

The Amendment is being filed to reflect changes in response to comments made by Mr. Brick Barrientos of the Securities and Exchange Commission staff on March 3, 2009 and certain additional non-material changes to the prospectus and statement of additional information for the High Yield Fund and to include our legal opinion and other exhibits.  We hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Please direct any inquiries regarding this filing to me at (415) 856-7009 or Laurie Dee at (213) 683-6163.

Very truly yours,

/s/ Mitchell E. Nichter

Mitchell E. Nichter

cc:  Ms. Anna Marie Lopez